Exhibit (d)(14)(i)

BRIGHTHOUSE FUNDS TRUST I

AMENDMENT NO. 1 TO THE INVESTMENT SUBADVISORY AGREEMENT

(Brighthouse Small Cap Value Portfolio)

This Amendment No. 1 to the Investment Subadvisory Agreement (the “Agreement”) dated August 4, 2017, by and between Brighthouse Investment Advisers, LLC (the “Adviser”) and Delaware Investments Fund Advisers (the “Subadviser”) with respect to Brighthouse Small Cap Value Portfolio, a series of Brighthouse Funds Trust I, is entered into effective as of the 1st of November, 2017.

WHEREAS, the Agreement provides for the Subadviser to provide certain investment advisory services for the Adviser, for which the Subadviser is to receive agreed upon fees; and

WHEREAS, the parties wish to amend certain provisions of the Agreement as set forth herein;

NOW, THEREFORE, in consideration of the mutual promises, representations, and warranties made herein, covenants and agreements hereinafter contained, and, for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows:

1. Schedule A of the Agreement is amended in whole to read as follows:

Percentage of average daily net assets of the Portfolio

assets allocated to the Subadviser by the Adviser

0.500% on the first $250 million

0.425% on the next $250 million

0.400% on assets over $500 million

2. All other terms and conditions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the 15th day of December, 2017.

/s/ Kristi Slavin
Kristi Slavin
President, Brighthouse Investment Advisers, LLC

/s/ Susan L. Natalini
DELAWARE INVESTMENTS FUND ADVISERS, a series of Macquarie Investment Management Business Trust
By: Authorized Officer
Susan L. Natalini
Senior Vice President